As filed with the Securities and Exchange Commission on January 5, 2006

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

GASTAR EXPLORATION LTD.

(Exact name of Registrant as specified in its charter)

Alberta, Canada	38-3324634
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification Number)

1331 Lamar Street, Suite 1080

Houston, Texas 77010

(713) 739-1800

(Address of Principal Executive Offices)

STOCK OPTION PLAN

DATED FEBRUARY 14, 2004

(Full title of the plan)

J. Russell Porter

Chief Executive Officer and President

1331 Lamar Street, Suite 1080

Houston, Texas 77010

(713) 739-1800

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

COPY TO:

T. Mark Kelly

Vinson & Elkins L.L.P.

2300 First City Tower

1001 Fannin

Houston, Texas 77002-6760

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
Common shares, without par value	25,000,000 Shares	$3.63	$90,801,250	$9,716

(1)	Pursuant to Rule 416(a) under the Securities Act of 1933, as amended, the number of shares of common stock registered hereby pursuant to the 2005 Stock Incentive Plan are subject to adjustment to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(2)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457. The maximum aggregate offering price is based on the average of the high and low sales prices of the registrant’s common shares on the The Toronto Stock Exchange on December 30, 2005, and translated into U.S. dollars at the exchange rate of US$1.00 = CDN$0.8546, which was the exchange rate in effect on December 30, 2005.

PART I

INFORMATION REQUIRED IN SECTION 10(A) PROSPECTUS

The documents containing the information required by Part I of Form S-8 will be sent or given to participants in our Stock Option Plan dated February 14, 2004 (the “Plan”) as specified by Rule 428(b)(1) under the Securities Act of 1933, as amended (the “Securities Act”).

Part I of this Form S-8 includes a Reoffer Prospectus prepared in accordance with Part I of Form S-3 under the Securities Act. The Reoffer Prospectus may be utilized for reoffering and resales of up to 2,499,419 shares acquired pursuant to the Plan by selling shareholders, each of which may be deemed an “affiliate” (as such term is defined in Rule 405 under the Securities Act) of the Company.

I-1

PROSPECTUS

2,499,419 Shares

Gastar Exploration Ltd.

Common Shares

This prospectus relates to the reoffer and resale, from time to time, of up to 2,499,419 common shares of Gastar Exploration Ltd., an Alberta corporation, held by or issuable to the selling shareholders listed on page 17 of this prospectus. The common shares being offered by the selling shareholders are outstanding securities received upon exercise of stock options under our stock option plan. See “Selling Shareholders”. Gastar will not receive any proceeds from the sale of the shares by the selling shareholders. All the proceeds from the sale of shares will be for the respective account of each selling shareholder.

For a description of the plan of distribution of the shares, please see page 19 of this prospectus.

Our common shares are listed on the Toronto Stock Exchange under the symbol “YGA” (in the U.S., “YGA.TO”) and are approved for listing, and may trade in the United States, on the American Stock Exchange under the symbol “GST.” On December 30, 2005, the last reported sale prices for our common shares on The Toronto Stock Exchange and in the United States over-the-counter market were CDN$4.25 and $3.63, respectively.

Investing in our common shares involves risks. Please read “ Risk Factors” beginning on page 5.

This prospectus has not been filed in respect of, and will not qualify, any distribution of the common shares in any province or territory of Canada.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is January 5, 2006

You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

Unless otherwise specified or the context otherwise requires, all dollar amounts in this prospectus are expressed in U.S. dollars. Canadian dollars, when used, are expressed with the symbol “CDN$”. Unless otherwise specified, where dollars are shown on a converted basis, the conversion is based upon an exchange ratio of CDN$1.00 = $0.8546, the exchange rate in effect on December 30, 2005, except for dollars set forth in or derived from the financial statements, where the exchange rate is derived as of the date of the financial statements.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the detailed information contained under the heading “Risk Factors”, consolidated financial statements and the accompanying notes to those financial statements included elsewhere in this prospectus. Unless otherwise indicated or required by the context, (i) “we”, “us”, and “our” refer to Gastar Exploration Ltd. and its subsidiaries and predecessors, (ii) “Geostar acquisition” refers to our June 2005 acquisition from Geostar Corporation (“Geostar”) of additional reserves and working interests in the Powder River Basin and in East Texas, (iii) “convertible debentures” refers to our $30.0 million principal amount of 9.75% convertible senior unsecured debentures, (iv) “warrants” refers to the warrants to purchase common shares issued to investors in connection with certain financing transactions or to our placement agents in connection with the offering of convertible debentures and certain other subordinated notes as partial compensation for their services, (v) “senior secured notes” refers to our $73.0 million principal amount of senior secured notes issued in 2005, (vi) all dollar amounts appearing in this prospectus are stated in U.S. dollars unless specifically noted in Canadian dollars (“CDN$”), and (vii) all financial data included in this prospectus has been prepared in accordance with generally accepted accounting principles in the United States.

Gastar Exploration Ltd.

Our Business

We are an independent energy company engaged in the exploration, development and production of natural gas and oil in the United States and Australia. Our principal business activities include the identification, acquisition, and subsequent exploration and development of natural gas and oil properties. Our emphasis is on prospective deep structures identified through seismic and other analytical techniques as well as unconventional natural gas reserves, such as coal bed methane. Our current areas for natural gas or oil activities are:

•	Deep Bossier play in East Texas;

•	Powder River Basin in Wyoming and Montana;

•	Gunnedah Basin in New South Wales, Australia;

•	Gippsland Basin in Victoria, Australia;

•	Appalachian Basin in West Virginia;

•	San Joaquin Basin in California; and

•	Cherokee Basin in Southeast Kansas.

We currently are pursuing conventional natural gas exploration in the Deep Bossier play in the Hilltop area in East Texas and the Appalachian Basin in West Virginia. As of September 30, 2005, we had leases on approximately 51,800 gross acres (34,000 net) in Texas and approximately 26,700 gross acres (13,300 net) in Appalachia. For the nine months ended September 30, 2005, our daily net production from the Hilltop area averaged approximately 6.9 MMcfed, and from the Appalachian Basin, it averaged 0.1 MMcfed.

In our coal bed methane, or CBM, projects, we use industry technologies to assist us in developing commercial natural gas production from known coal beds. Our primary CBM properties are in the United States in the Powder River Basin and in the Gunnedah and Gippsland Basins of Australia. As of September 30, 2005, our acreage position in the Powder River Basin was approximately 55,800 gross acres (21,600 net), and our Australian acreage totaled approximately 3.4 million gross acres (1.8 million net). For the nine months ended September 30, 2005, our average net daily production from our CBM properties in the Powder River Basin was approximately 2.6 MMcfed. Exploration and long term production testing on our Australian CBM properties is currently underway. Thus, we currently have no natural gas sales from our Australian CBM properties.

We have not been profitable since we started our business. We incurred net losses of $12.8 million and $4.9 million for the years ended December 31, 2004 and 2003, respectively. We have incurred a net loss of $20.9 million for the nine months ended September 30, 2005. Our capital has been employed in an increasingly expanding natural gas and oil exploration and development program with the focus on finding significant natural gas an oil reserves and producing from them over the long term rather than focusing on achieving immediate net income. The uncertainties described in the “Risk Factors” section may impede our ability to ultimately find, develop and exploit natural gas and oil reserves. As a result, we may not be able to achieve or sustain profitability or positive cash flows from operating activities in the future.

Our Strategy

Management believes that:

•	Natural gas is an environmentally friendly fuel that will be increasingly valued in the United States and Australia;

•	CBM projects provide us with lower risk exposure to long-lived natural gas production and reserves;

•	We have made a significant natural gas discovery in the Deep Bossier play in the Hilltop area of East Texas that will require additional exploration and development;

•	We have the ability to assemble the technical and commercial resources needed to pursue these potential projects; and

•	Our successful development of one or more large potential natural gas projects will create substantial shareholder value.

Based on these beliefs, we have pursued a strategy that includes:

•	Accelerating exploration and development drilling on our Deep Bossier play in East Texas;

•	Combining lower risk CBM projects, such as the Powder River Basin and Australia, with higher risk conventional natural gas exploration;

•	Assembling a portfolio of high-potential natural gas exploration and development projects in East Texas and in the Appalachian Basin; and

•	Limiting capital commitments and reducing risk by maintaining financial flexibility through accessing various sources of capital and monetizing certain assets through joint venture arrangements with industry participants.

Recent Developments

Issuance of Senior Secured Notes and Common Shares. On June 17, 2005, we completed the private placement of $63.0 million in principal amount of senior secured notes and 1,217,269 common shares. The notes bear interest at three month LIBOR plus 6% and mature on June 18, 2010. LIBOR is an abbreviation for “London Interbank Offered Rate”, and is the interest rate offered by a specific group of London banks for U.S. dollar deposits of a stated maturity. We also issued to the purchasers of the notes, for no additional consideration, subscription receipts entitling the holders to receive additional common shares in CDN$4.5 million increments on each of the six, twelve and eighteen-month anniversaries of the original note issuance date valued on a five-day weighted average trading price immediately prior to the date of issuance.

On September 19, 2005, we issued to the holders of our senior secured notes an additional $10.0 million of senior secured notes on substantially the same terms as the original June 2005 private placement, including the issuance of 206,354 common shares to the note holders. The common shares issued in the transaction represented an aggregate value of CDN$714,286 based upon the five day weighted average trading price of CDN$3.4615 per share for the five trading days immediately prior to closing. In connection with the sale of the additional notes, we issued subscription receipts to the purchasers of the notes, for no additional consideration, entitling the holders to receive additional common shares in CDN$714,286 increments on each of the six, twelve and eighteen-month anniversaries of the closing date, valued on a five day weighted average trading price immediately prior to the date of issuance.

On December 19, 2005, pursuant to the Senior Secured Notes, we issued to the Senior Secured Notes holders, for no additional consideration, an additional 1,082,105 common shares valued at CDN$4.1586, the five day weighted average trading price immediately prior to the date of issuance. Such shares were issued to the purchasers of the Senior Secured Notes on the six month anniversary of the original $63.0 million note issuance pursuant to subscription receipts.

We have the right, exercisable quarterly to June 16, 2007, to require the original purchaser of the senior secured note to purchase additional notes in an amount limited to an additional $10.0 million in principal. If additional notes are issued, the purchasers will also be entitled to receive, for no additional consideration, additional common shares and subscription receipts on similar terms as those issued with the original notes in a pro rata amount based on the additional principal amount of the notes. To issue these additional notes, we must meet certain requirements, as set forth in the senior secured notes.

Geostar Acquisition. Concurrently with the private placement of senior secured notes, we closed the acquisition of additional leasehold and working interest properties from Geostar in the Hilltop area of East Texas and in the Powder River Basin of Wyoming and Montana. We paid a total of $68.5 million for the interests acquired from Geostar consisting of $30.5 million in cash, 1,650,133 common shares valued at CDN$4.50 per share and $32.0 million in unsecured subordinated notes maturing on January 31, 2006. The acquisition increased our working interest position in the Hilltop area to an average of over 90% and gave us operational control of the properties. The acquisition of additional Powder River Basin interests provides us with a larger interest in properties currently being developed through an existing joint venture.

On August 11, 2005, we executed an agreement with Geostar whereby the Geostar $32.0 million unsecured subordinated note was cancelled. In conjunction with the note cancellation, we agreed to issue Geostar 6,373,694 common shares, calculated by dividing $17.0 million by an assumed value of CDN$3.25 per share and a new unsecured subordinated note for $15.0 million. The new Geostar note bears interest, payable monthly commencing February 15, 2006, at three-month LIBOR plus 4.5% and matures November 15, 2006. The note requires monthly principal payments of $1.5 million commencing February 15, 2006 and continuing for nine months thereafter with a final principal payment of $1.5 million due on November 15, 2006. We may elect to pay interest in kind through the issuance of additional notes with such notes maturing on January 15, 2007. We may also be required to issue additional common shares to Geostar in the future based on the results of East Texas drilling, as described in “Certain Relationships and Related Party Transactions”. Pursuant to the terms of the Geostar agreement, we will utilize a portion of the proceeds of the Chesapeake Energy Corporation transaction to pay the Geostar note in full. See “Transaction with Chesapeake Energy Corporation” below.

Transaction with Chesapeake Energy Corporation. On November 4, 2005, we closed a transaction with Chesapeake Energy Corporation whereby Chesapeake:

•	Acquired approximately 27.2 million newly issued common shares from us equal to 19.9% of its then outstanding common shares for $76.0 million (CDN$89.9 million) in cash or CDN$3.31 per share, before fees and expenses;

•	Acquired a 33.33% working interest in our Deep Bossier play in the Hilltop prospect area of Leon and Robertson Counties of East Texas; and

•	Formed an area of mutual interest to explore jointly in 13 counties in East Texas.

Chesapeake agreed to pay approximately $7.8 million, before fees and expenses, to acquire the shares described above and to pay a disproportionate amount off future drilling costs described below, in exchange for an undivided 33.33% of our leasehold working interests in the Deep Bossier Hilltop prospect, less and except 160 acres surrounding each of our existing well bores. Chesapeake agreed to pay 44.44% of the drilling costs through casing point in the first six wells drilled by the parties in the Hilltop prospect to a depth sufficient to test the Deep Bossier formation (an approximate depth of 19,000 feet) in order to earn its 33.33% leasehold working interest.

Pursuant to the terms of the Geostar agreement, we will utilize a portion of the proceeds of the Chesapeake transaction to pay the Geostar note in full.

Common Share Placement. On June 30, 2005, we completed a private placement of 6,617,736 common shares at CDN$3.31 per share. The estimated net proceeds from this placement were $16.4 million (CDN$20.5 million), after deducting placement fees and expenses.

Corporate Information

We are a Canadian corporation that is subsisting under the Business Corporations Act (Alberta). Our principal office is located at 1331 Lamar Street, Suite 1080, Houston, Texas 77010, and our telephone number is (713) 739-1800. Our website address is http://www.gastar.com. Information on our website or about us on any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

We were originally incorporated in 1987 under the name CopperQuest Inc. pursuant to the Business Corporations Act (Ontario). On May 16, 2000, we continued from the Province of Ontario into the Province of Alberta to subsist pursuant to the Business Corporations Act (Alberta), changed our name to Gastar Exploration Ltd. and, pursuant to a reverse takeover, acquired 1075191 Ontario Ltd. and its resource property in Wyoming. Our common shares were quoted on the Canadian Dealing Network Inc. and its successor, the Canadian Venture Exchange, from June 5, 2000 until January 24, 2002 when our common shares began trading on The Toronto Stock Exchange under the symbol “YGA” (in the U.S., “YGA.TO”). Our common shares have been approved for listing on the American Stock Exchange and are expected to trade on that exchange shortly after the date of this prospectus under the symbol “GST”.

THE OFFERING

Common shares to be offered by the selling shareholders shares	2,499,419 shares

Use of proceeds	We will not receive any of the proceeds from the sale of the shares by the selling shareholders. All the proceeds from the sale of shares will be for the respective accounts of the selling shareholders.

Exchange listing	Our common shares are listed on the Toronto Stock Exchange under the symbol “YGA” (in the U.S., “YGA.TO”) and are approved for listing, and may trade in the United States, on the American Stock Exchange under the symbol “GST”.

This prospectus relates to the offer and sale, from time to time, of the common shares by selling shareholders in transactions described under “Plan of Distribution”. The common shares being offered by the selling shareholders are outstanding securities received upon exercise of stock options under our stock option plan

RISK FACTORS

In addition to the other information set forth elsewhere in this prospectus, you should carefully consider the following material risk factors associated with our business and the offering of shares of our common stock when evaluating Gastar. An investment in Gastar will be subject to risks inherent in our business. The trading price of the common shares of Gastar will be affected by the performance of our business relative to, among other things, competition, market conditions and general economic and industry conditions. The value of an investment in Gastar may decrease, resulting in a loss.

Risks Related to our Business

Natural gas and oil prices are volatile and a decline in natural gas and oil prices can significantly affect our financial condition.

The success of our business greatly depends on market prices of natural gas and oil. The higher market prices are, the more likely it is that we will be financially successful. On the other hand, declines in natural gas or oil prices may materially adversely affect our financial condition, profitability and liquidity. Lower prices also may reduce the amount of natural gas or oil that we can produce economically.

Natural gas and oil are commodities whose prices are set by broad market forces. Historically, the natural gas and oil markets have been volatile. We do not see any reason why natural gas or oil prices will not continue to be volatile in the future. Prices for natural gas and oil are subject to wide fluctuations in response to relatively minor changes in the supply of and demand for natural gas or oil, market uncertainty and a variety of additional factors that are beyond our control. These factors include:

•	The domestic and foreign supply of natural gas and oil;

•	Overall economic conditions;

•	Weather conditions;

•	Political conditions in the Middle East and other oil producing regions;

•	Domestic and foreign governmental regulations;

•	The level of consumer product demand; and

•	The price and availability of alternative fuels.

Rising demand for natural gas to fuel power generation and to meet increasingly stringent environmental requirements has led some observers to believe that long term demand for natural gas is increasing.

Our success depends on natural gas prices in the specific areas where we operate, and these prices may be lower than prices at major markets.

Even though overall natural gas prices at major markets, such as Henry Hub in Louisiana, may be high, regional natural gas prices may move somewhat independent of broad industry price trends. Because some of our operations are located outside major markets, we are directly impacted by regional natural gas prices regardless of Henry Hub or other major market pricing. For example, surplus natural gas supplies relative to available transportation in the Powder River Basin in 2002 caused local natural gas prices to be much less than national natural gas prices, and we, therefore, were unable to take advantage of those higher national natural gas prices. Low natural gas prices in any or all of the areas where we operate would negatively impact our financial condition and results of operations.

Natural gas and oil reserves are depleting assets and the failure to replace our reserves would adversely affect our production and cash flows.

Our future natural gas and oil production depends on our success in finding or acquiring new reserves. If we fail to replace reserves, our level of production and cash flows would be adversely impacted. Production from natural gas and oil properties decline as reserves are depleted, with the rate of decline depending on reservoir characteristics. Our total proved reserves will decline as reserves are produced unless we conduct other successful exploration and development activities or acquire properties containing proved reserves, or both. Our ability to make the necessary capital investment to maintain or expand our asset base of natural gas and oil reserves would be impaired to the extent cash flow from operations is reduced and external sources of capital become limited or unavailable. We may not be successful in exploring for, developing or acquiring additional reserves. If we are not successful, our future production and revenues will be adversely affected.

Exploration is a high risk activity, and our participation in drilling activities may not be successful.

Our future success will largely depend on the success of our exploration drilling program. Participation in exploration drilling activities involves numerous risks, including the risk that no commercially productive natural gas or oil reservoirs will be discovered. The cost of drilling, completing and operating wells is often uncertain, and drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including:

•	Unexpected drilling conditions;

•	Blowouts, fires or explosions with resultant injury, death or environmental damage;

•	Pressure or irregularities in formations;

•	Equipment failures or accidents;

•	Adverse weather conditions;

•	Compliance with governmental requirements and laws, present and future; and

•	Shortages or delays in the availability of drilling rigs and the delivery of equipment.

We use available seismic data to assist in the location of potential drilling sites. Even when properly used and interpreted, 2-D and 3-D seismic data and other visualization techniques are only tools used to assist geoscientists in identifying subsurface structures and hydrocarbon indicators. They do not allow the interpreter to know conclusively if hydrocarbons are present or economically producible. Poor results from our drilling activities would materially and adversely affect our future cash flows and results of operations. In addition, using seismic data and other advanced technologies involves substantial upfront costs and is more expensive than traditional drilling strategies, and we could incur losses as a result of these expenditures.

We have incurred significant net losses since our inception and may incur additional significant net losses in the future.

We have not been profitable since we started our business. We incurred net losses of $12.8 million and $4.9 million for the years ended December 31, 2004 and 2003, respectively. We have incurred a net loss of $20.9 million for the nine months ended September 30, 2005. Our capital has been employed in an increasingly expanding natural gas and oil exploration and development program with the focus on finding significant natural gas an oil reserves and producing from them over the long term rather than focusing on achieving immediate net income. The uncertainties described in this section may impede our ability to ultimately find, develop and exploit natural gas and oil reserves. As a result, we may not be able to achieve or sustain profitability or positive cash flows from operating activities in the future.

Our level of indebtedness reduces our financial and operational flexibility, and our level of indebtedness may increase.

As of September 30, 2005, the principal amount of our total indebtedness was $124.1 million. Our level of indebtedness affects our operations in several ways, including the following:

•	A significant portion of our cash flow must be used to service our indebtedness;

•	A high level of debt increases our vulnerability to general adverse economic and industry conditions;

•	The covenants contained in the agreements governing our outstanding indebtedness limit our ability to borrow additional funds, dispose of assets, pay dividends, sell common shares below certain prices and make certain investments;

•	Although we have the ability, subject to the limitations specified in the agreement, to borrow an additional $10.0 million of senior secured notes through June 2007, the terms of our senior secured notes prohibit us from borrowing funds senior or pari passu to the senior secured notes and may limit our ability to borrow subordinated funds;

•	Our debt covenants may also affect our flexibility in planning for, and reacting to, changes in the economy or in our industry;

•	A high level of debt may impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or general corporate purposes;

•	A default under our senior loan covenants could result in required principal payments that we may not be able to meet, resulting in higher penalty interest rates and/or debt maturity acceleration; and

•	The Geostar agreement requires that we utilize a portion of the proceeds of the Chesapeake transaction to repay the $15.0 million Geostar note in full.

We may incur additional debt, including significant additional secured indebtedness, in order to make future acquisitions or to develop our properties. A higher level of indebtedness increases the risk that we may default on our debt obligations. Our ability to meet our debt obligations and to reduce our level of indebtedness depends on our future performance. General economic conditions, natural gas and oil prices and financial, business and other factors affect our operations and our future performance. Many of these factors are beyond our control. We may not be able to generate sufficient cash flow to pay the interest on our debt and future working capital, borrowings or equity financing may not be available to pay or refinance such debt. Factors that will affect our ability to raise cash through an offering of our capital stock or a refinancing of our debt include financial market conditions, the value of our assets and our performance at the time we need capital.

If we are unable to raise substantial amounts of additional capital, we may not be able to maximize our business plan.

In order to maximize our business plan, we will need to raise substantial amounts of new capital. If we experience difficulties in raising equity or debt capital, we may be required to scale back our business plan by limiting acquisitions and our drilling and development program. Restrictions imposed under our senior secured notes may limit our ability to borrow additional funds.

Reserve estimates depend on many assumptions that may turn out to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions could materially affect the quantities and present values of our reserves.

The process of estimating natural gas and oil reserves is complex. It requires interpretations of available technical data and various assumptions, including assumptions relating to economic factors. Any significant inaccuracies in these interpretations or assumptions could materially affect the estimated quantities and present value of reserves.

There are many uncertainties inherent in estimating natural gas and oil reserves and their values, many of which are beyond our control. Reservoir engineering is a subjective process of estimating underground accumulations of natural gas or oil that cannot be measured in an exact manner. Estimates of economically recoverable natural gas or oil reserves and of future net cash flows necessarily depend on many variables and assumptions, such as:

•	Historical natural gas or oil production from that area, compared with production from other producing areas;

•	The assumed effects of regulations by governmental agencies;

•	Assumptions concerning future prices;

•	Assumptions concerning future operating costs;

•	Assumptions concerning severance and excise taxes; and

•	Assumptions concerning development costs and workover and remedial costs.

Any of these assumptions could vary considerably from actual results. For these reasons, estimates of the economically recoverable quantities of natural gas or oil attributable to any particular group of properties, classifications of those reserves based on risk recovery and estimates of the future net cash flows expected from them prepared by different engineers, or by the same engineer at different times, may vary substantially. Because of this, our reserve estimates may materially change at any time.

You should not consider the present values of estimated future net cash flows referred to in this prospectus to be the current market value of the estimated reserves attributable to our properties. The estimated discounted future net cash flows from proved reserves are generally based on prices and costs in effect when the estimate is made. However, actual future prices and costs may be materially higher or lower. Actual future net cash flows also will be affected by factors such as:

•	The amount and timing of actual production, supply and demand for natural gas or oil;

•	Curtailments or increases in consumption by natural gas or oil purchasers;

•	Changes in governmental regulations or taxation; and

•	The timing of both production and expenses in connection with the development and production of natural gas or oil properties.

In this prospectus, the net present value of future net revenues is calculated using a 10% discount rate. This rate is not necessarily the most appropriate discount factor based on interest rates in effect from time to time and risks associated with our reserves or the natural gas and oil industry in general.

The imprecise nature of estimating proved natural gas and oil reserves, future downward revisions of proved reserves and increased drilling expenditures without current additions to proved reserves may lead to write downs in the carrying value of our natural gas and oil properties.

Due to the imprecise nature of estimating natural gas and oil reserves as well as the potential volatility in natural gas and oil prices and their effect on the carrying value of our natural gas and oil properties, write downs in the future may be required as a result of factors that may negatively affect the present value of proved natural gas and oil reserves. These factors can include volatile natural gas and oil prices, downward revisions in estimated proved natural gas and oil reserve quantities, limited classification of proved reserves associated with successful wells and unsuccessful drilling activities.

A majority of our proved reserves are classified as proved developed non-producing and proved undeveloped and may ultimately prove to be less than estimated.

At December 31, 2004, approximately 77% of our total proved reserves were classified as proved developed non-producing and proved undeveloped. It will take substantial capital to recomplete or drill our non-producing and undeveloped locations. Further, our drilling efforts may be delayed or unsuccessful, and actual reserves may prove to be less than current reserve estimates, which could have a material effect on our financial condition and results of operations.

Deficiencies of title to our leased interests could significantly affect our financial condition.

Our practice in acquiring exploration leases or undivided interests in natural gas and oil leases is not to incur the expense of retaining lawyers to examine the title to the mineral interest prior to executing the lease. Instead, we rely upon the judgment of lease brokers and others to perform the field work in examining records in the appropriate governmental or county clerk’s office before leasing a specific mineral interest. This practice is widely followed in the industry. Prior to the drilling of an exploration well, the operator of the well will typically obtain a preliminary title review of the drillsite lease and/or spacing unit within which the proposed well is to be drilled to identify any obvious deficiencies in title to the well and, if there are deficiencies, to identify measures necessary to cure those defects to the extent reasonably possible. However, such deficiencies may have been cured by the operator of any such wells. It does happen, from time to time, that the examination made by the title lawyers reveals that the lease or leases are invalid, having been purchased in error from a person who is not the rightful owner of the mineral interest desired. In these circumstances, we may not be able to proceed with our exploration and development of the lease site or may incur costs to remedy a defect, which could affect our financial condition.

We may experience shortages of equipment and personnel, which could significantly disrupt or delay our operations.

From time to time, there has been a general shortage of drilling rigs, equipment, supplies and oilfield services in North America and Australia, which we believe may intensify because of current increased industry activity. In addition, the costs and delivery times of rigs, equipment and supplies have risen. Shortages of drilling rigs, equipment, supplies or trained personnel could delay and adversely affect our operations and drilling plans, which could have an adverse effect on our results of operations. While we intend to enter into contracts for the services of drilling rigs in North America and Australia, we may not be successful in doing so.

The demand for, and wage rates of, qualified rig crews have begun to rise in the drilling industry due to the increasing number of active rigs in service. Personnel shortages have occurred in the past during times of increasing demand for drilling services. If the number of active drilling rigs increases, we may experience shortages of qualified personnel to operate our drilling rigs, which could delay our drilling operations and adversely affect our business.

We are subject to complex laws and regulations, including environmental laws and regulations that can adversely affect the cost, manner or feasibility of conducting our business.

Our exploration and production interests and operations are subject to stringent and complex federal, state and local laws and regulations governing the operation and maintenance of our facilities and the handling and discharge of substances into the environment. These existing laws and regulations impose numerous obligations that are applicable to our interests and operations including:

•	Air and water discharge permits for drilling and production operations;

•	Drilling and abandonment bonds or other financial responsibility assurances;

•	Reports concerning operations;

•	Spacing of wells;

•	Access to properties, particularly in the Powder River Basin;

•	Taxation; and

•	Other regulatory controls on operating activities.

In addition, regulatory agencies have from time to time imposed price controls and limitations on production by restricting the flow rate of wells below actual production capacity in order to conserve supplies of natural gas and oil.

Failure to comply with environmental and other laws and regulations applicable to our interests and operations could result in the assessment of administrative, civil, and criminal penalties, the imposition of remedial requirements, and the issuance of orders enjoining or limiting future operations; any of which could have a material adverse affect on our financial condition. Legal requirements are sometimes unclear and are frequently changed in response to economic or political conditions. As a result, it is hard to predict the ultimate cost of compliance with these requirements or their affect on our interests and operations. In addition, existing laws or regulations, as currently interpreted or reinterpreted in the future, or future laws or regulations may have a material adverse affect on our results of operations.

The production, handling, storage, transportation and disposal of natural gas and oil, by-products of natural gas and oil and other substances produced or used in connection with natural gas and oil production operations are regulated by laws and regulations focused on the protection of human health and the environment. Consequently, the discharge or release of natural gas, oil or other substances into the air, soil or water could subject us to liabilities arising from environmental cleanup and restoration costs, claims made by neighboring landowners and other third parties for personal injury and property damage, and fines or penalties for related violations of environmental laws or regulations. Moreover, the possibility exists that stricter laws, regulations or enforcement policies could significantly increase our compliance costs and the cost of any remediation that may become necessary. We may not be able to recover some or any of these costs from insurance.

Our Australian operations are subject to unique risks relating to Aboriginal land claims and government licenses.

Our Australian operations could be affected by native title claims by Aboriginal groups. Australian law recognizes that in some instances native title, that is the laws and customs of the Aboriginal inhabitants, has survived European settlement. Native title will only survive if it has not been extinguished. Native title may be extinguished by an Act of Government, such as the creation of a title that is inconsistent with native title. This may include a grant of the right to exclusive possession through freehold title or lease. Native title may also be extinguished if the connection between the land and the group of Aboriginal people claiming native title has been lost. Each authority to prospect, and license in areas in which we desire to engage in exploration or production activities must be examined individually in order to determine the validity of any native title claim. We may be required to negotiate with any Aborigines who can make a valid claim to having ancestral ties to the areas in which we desire to engage in exploration or production activities. These negotiations could both delay the timing of our exploration or production activities, as well as add an additional layer of cost or a requirement to share revenues if any Aboriginal claimants are proved to have native title rights in the exploration areas. Approximately 27.5% of our Gippsland Basin property in Victoria may be subject to native title claims. We have been informed by the government of New South Wales that the proportion of land within PEL 238 in the Gunnedah Basin, New South Wales, which is potentially subject to native title claims, cannot be readily determined.

The process of drilling for and producing natural gas and oil involves many operating risks that can cause substantial losses, and we may not have enough insurance to cover these risks adequately.

The natural gas and oil business involves many operating hazards, such as:

•	Well blowouts, fires and explosions;

•	Surface craterings and casing collapses;

•	Uncontrollable flows of natural gas, oil or well fluids;

•	Pipe and cement failures;

•	Formations with abnormal pressures;

•	Stuck drilling and service tools;

•	Pipeline ruptures or spills;

•	Natural disasters; and

•	Releases of toxic natural gas.

Any of these events could cause substantial losses to us as a result of:

•	Injury or death;

•	Damage to and destruction of property, natural resources and equipment;

•	Pollution and other environmental damage;

•	Regulatory investigations and penalties;

•	Suspension of operations; and

•	Repair and remediation costs.

We could also be responsible for environmental damage caused by previous owners of property that we purchase or lease. As a result, we may incur substantial liabilities to third parties or governmental entities. See “Business—Governmental Regulation” and “Business—Environmental Regulation”. Although we maintain what we believe is appropriate and customary insurance for these risks, the insurance may not be available or sufficient to cover all of these liabilities. If these liabilities are not covered by our insurance, paying them could reduce or eliminate the funds available for exploration, development or acquisitions or result in the loss of our properties.

Approximately 75% of our revenues for the nine months ended September 30, 2005 was from the production of wells located in our Deep Bossier play in East Texas. Any disruption in production or our ability to process and sell our natural gas production from this area would have an adverse effect on our results of operations.

Production of natural gas could unexpectedly be disrupted or curtailed due to reservoir or mechanical problems. Additionally, a majority of our East Texas production is processed through two on-site processing facilities. If these facilities ceased to operate, were destroyed or otherwise needed replacement, it could require 60 to 90 days to replace either one or both of these facilities. A 60 to 90 day curtailment of our east Texas production could reduce current revenues by $4.0 to $6.0 million, with a corresponding reduction in our cash flow.

Our ability to market our natural gas and oil may be impaired by capacity constraints on the gathering systems and pipelines that transport our natural gas and oil.

The availability of a ready market for our natural gas production depends on the proximity of our reserves to and the capacity of natural gas gathering systems, pipelines and trucking or terminal facilities. We enter into agreements with companies that own pipelines used to transport natural gas from the wellhead to contract destination. Those pipelines are limited in size and volume of natural gas flow. Should production begin, other outstanding contracts with other producers and developers could interfere with our access to a natural gas line to deliver natural gas to the market. We do not own or operate any natural gas lines or distribution facilities. Further, interstate transportation and distribution of natural gas is regulated by the federal government through the Federal Energy Regulatory Commission, or FERC. FERC sets rules and carries out administratively the oversight of interstate markets for natural gas and other energy policy. Among FERC’s powers is the ability to dictate sale and delivery of natural gas to any markets it oversees.

Additionally, state regulators have vast powers over sale, supply and delivery of natural gas and oil within their state borders. While we do employ certain companies to represent our interests before state regulatory agencies, our interests may not receive favorable rulings from any state agency, or some future occurrence may drastically alter our ability to enter into contracts or deliver natural gas to the market.

Competition in the natural gas and oil industry is intense, and we are smaller and have a more limited operating history than most of our competitors and increased competitive pressure could adversely affect our results of operations.

We operate in a highly competitive environment. We compete with other natural gas and oil companies in all areas of our operations, including the acquisition of exploratory prospects and proven properties. Our competitors include major integrated natural gas and oil companies, numerous independent natural gas and oil companies, individuals and drilling and income programs. Many of our competitors are large, well-established companies that have substantially larger operating staffs and greater capital resources than we do and that, in many instances, have been engaged in the natural gas and oil business for a much longer time than we have. These companies may be able to pay more for exploratory prospects and productive natural gas and oil properties and may be able to define, evaluate, bid for and purchase more properties and prospects than our financial and human resources permit. In addition, these companies may be able to spend more on the existing and changing technologies that we believe are and will be increasingly important to the current and future success of natural gas and oil companies. Our ability to explore for natural gas and oil prospects and to acquire additional properties in the future will depend on our ability to conduct our operations, to evaluate and select suitable properties and to consummate transactions in this highly competitive environment. Increased competitive pressure could adversely affect our results of operations.

Acquisition prospects are difficult to assess and may pose additional risks to our operations.

Where appropriate, we may evaluate and pursue acquisition opportunities on terms our management considers favorable. In particular, we expect to pursue acquisitions that have the potential to economically increase our natural gas and oil reserves. The successful acquisition of natural gas and oil properties requires an assessment of:

•	Recoverable reserves;

•	Exploration potential;

•	Future natural gas and oil prices;

•	Operating costs;

•	Potential environmental and other liabilities; and

•	Permitting and other environmental authorizations required for our operations.

In connection with such an assessment, we would expect to perform a review of the subject properties that we believe to be generally consistent with industry practices. Nonetheless, the resulting conclusions are inexact and their accuracy inherently uncertain, and such an assessment may not reveal all existing or potential problems, nor will it necessarily permit a buyer to become sufficiently familiar with the properties to fully assess their merits and deficiencies. Inspections may not always be performed on every platform or well, and structural and environmental problems are not necessarily observable even when an inspection is undertaken.

Future acquisitions could pose additional risks to our operations and financial results, including:

•	Problems integrating the purchased operations, personnel or technologies;

•	Unanticipated costs;

•	Diversion of resources and management attention from our exploration business;

•	Entry into regions or markets in which we have limited or no prior experience; and

•	Potential loss of key employees, particularly those of the acquired organization.

We cannot control the activities on properties we do not operate, which may affect the timing and success of our future operations.

Other companies operate some of the properties in which we have an interest. As a result, we have a limited ability to exercise influence over operations for these properties or their associated costs. Our dependence on the operator and other working interest owners for these projects and our limited ability to influence operations and associated costs could materially adversely affect the realization of our targeted returns on capital in drilling or acquisition activities. The success and timing of our drilling and development activities on properties operated by others therefore depend upon a number of factors that are outside of our control, including:

•	Timing and amount of capital expenditures;

•	The operator’s expertise and financial resources;

•	Approval of other participants in drilling wells; and

•	Selection of technology.

Technological changes could affect our operations.

The natural gas and oil industry is characterized by rapid and significant technological advancements and introductions of new products and services utilizing new technologies. As others use or develop new technologies, we may be placed at a competitive disadvantage, and competitive pressures may force us to implement such new technologies at substantial costs. In addition, other natural gas and oil companies have greater financial, technical and personnel resources that may allow them to enjoy technological advantages and may in the future allow them to implement new technologies before we can. We may be unable to respond to such competitive pressures and implement such technologies on a timely basis or at an acceptable cost. One or more of the technologies that we currently use or may implement in the future may become obsolete.

Rapid growth could result in a strain on our resources.

Because of our size, our growth, if achieved, will likely place a significant strain on our financial, technical, operational and management resources. The failure to continue to upgrade our technical, administrative, operating and financial control systems or the occurrence of unexpected expansion difficulties, including the recruitment and retention of experienced managers, geoscientists and engineers, could have a material adverse effect on our business, financial condition and results of operations and our ability to timely execute our business plan.

Our ability to successfully execute our business plan is dependent on our ability to obtain adequate financing.

Our business plan, which includes participation in 3-D seismic shoots, the drilling of exploration prospects and development projects and producing property acquisitions, has required and will continue to require substantial capital expenditures. We may require additional financing to fund our planned growth. Our ability to raise additional capital will depend on the results of our operations and the status of various capital and industry markets at the time we seek such capital. Accordingly, we cannot be certain that additional financing will be available to us on acceptable terms, if at all. In particular, the terms of our senior secured notes limit our ability to incur additional indebtedness. In the event additional capital resources are unavailable, we may be required to curtail our exploration and development activities or be forced to sell some of our assets in an untimely fashion or on less than favorable terms.

Not hedging our production may result in losses.

We currently do not hedge our natural gas and oil production. By not hedging our production, we may be more adversely affected by declines in natural gas and oil prices than our competitors who engage in hedging arrangements. Further, should we elect to hedge in the future, such hedges may result in us receiving lower than current prevailing market prices and place additional financial strains on us due to having to post margin calls on our hedges.

Exchange rate fluctuations subject us to unique risks.

As our Australian activities increase, we will be increasingly exposed to the impact of fluctuations in the exchange rate between the Australian dollar and the U.S. dollar. We have only minimal exposure to Canadian currency fluctuations, as almost all of our current revenues and expenses are in U.S. dollars.

We depend on our key personnel, the loss of which could adversely affect our operations and financial performance.

We depend to a large extent on the services of a limited number of senior management personnel and directors. Particularly, the loss of the services of our chief executive officer and chief financial officer could negatively impact our future operations. We have employment contracts with these key members of our senior management team; although, we do not maintain key-man life insurance on any of our senior management. We believe that our success is also dependent on our ability to continue to retain the services of skilled technical personnel. Our inability to retain skilled technical personnel could have a material adverse effect on our business.

Our major shareholders may influence the activities and operations of certain jointly owned properties, which also could result in conflicts of interest.

As of November 4, 2005, Chesapeake and Geostar owned approximately 16.6% and 10.9% of our outstanding common shares, respectively. As a result, Chesapeake and Geostar are in a position to heavily influence the outcome of matters requiring a shareholder vote, including the election of directors, the adoption or amendment of provisions in our Articles of Incorporation and Bylaws and the approval of mergers and other significant corporate transactions. Their high level of ownership may also delay, defer or prevent a change in control of us and may adversely affect the voting and other rights of other shareholders.

The chairman of our board of directors is also a director and chief executive officer of Geostar. Chesapeake has the right to have present an observer at our board of directors meetings. In accordance with the laws of Alberta, our directors are required to act honestly and in good faith with a view to our best interests. The Geostar director on our board of directors also has fiduciary duties to manage Geostar, including its investments in companies such as us, in a manner beneficial to Geostar and its shareholders. In some circumstances, these duties may conflict with his duties as a director of Gastar. Addressing matters, such as board of director conflicts, are subject to the procedures and remedies as provided under the Business Corporations Act (Alberta).

Each of Chesapeake and Geostar and their subsidiaries are also engaged in the natural gas and oil business. Although we have entered into the Participating and Operating Agreement, or POA, with Geostar dated 2001, and a joint operating agreement with Chesapeake, it is possible that we may in some circumstances be in direct or indirect competition with Chesapeake or Geostar, including competition with respect to certain business strategies and transactions that we may propose to undertake. These conflicts of interest may materially adversely affect our results of operations.

Some of our directors may not be subject to suit in the United States.

Three of our directors reside in Canada. As a result, it may be difficult or impossible to effect service of process within the United States upon those directors, to bring suit against them in the United States or to enforce in the United States courts any judgment obtained there against them predicated upon any civil liability provisions of the United States federal securities laws. Investors should not assume that Canadian courts (a) will enforce judgments of United States courts obtained in actions against those directors predicated upon the civil liability provisions of the United States federal securities laws or the securities or “blue sky” laws of any state within the United States; or (b) will enforce, in original actions, liabilities against those directors upon the United States federal securities laws or any such state securities or blue sky laws.

Risks Related to this Offering and our Common Stock

There is a limited public market for our common shares.

Although our common shares have been listed on The Toronto Stock Exchange since January 2002 and are traded in the United States over-the-counter market, they are thinly traded. As a result, a trade involving a large number of common shares could have an exaggerated effect on the reported market price of our common shares. A holder of our common shares may not be able to liquidate his, her or its investment in a short time period or at the market prices that currently exist at the time the holder decides to sell. The purchase and sale of relatively small common share positions may result in disproportionately large increases or decreases in the price of our common shares. Our common shares have also been approved for listing on the American Stock Exchange and are expected to trade on that exchange shortly after the date of this prospectus under the symbol “GST”.

Our common share price has been and is likely to continue to be highly volatile.

The trading price of our common shares are subject to wide fluctuations in response to a variety of factors, including quarterly variations in operating results, announcements of drilling and rig activity, economic conditions in the natural gas and oil industry, general economic conditions or other events or factors that our beyond our control.

In addition, the stock market in general and the market for natural gas and oil exploration companies in particular have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating results or asset values of those companies. These broad market and industry factors may seriously impact the market price and trading volume of our common shares regardless of our actual operating performance. In the past, following periods of volatility in the overall market and in the market price of a company’s securities, securities class action litigation has been instituted against these companies. If this type of litigation were instituted against us following a period of volatility in our common shares trading price, it could result in substantial costs and a diversion of our management’s attention and resources, which could have a materially adverse impact on our operations.

Future issuances of our common shares may adversely affect the price of our common shares.

The future issuance of a substantial number of common shares into the public market, or the perception that such issuance could occur, could adversely affect the prevailing market price of our common shares. A decline in the price of our common shares could make it more difficult to raise funds through future offerings of our common shares or securities convertible into common shares. Following the effectiveness of the registration statement to which this prospectus is a part, we believe that substantially all of our outstanding common shares, our common shares that are issued in the future upon the exercise of outstanding options and the common shares issued upon conversion and exercise of the convertible debentures and warrants or additional common shares required to be issued under subscription receipts will be tradable under the U.S. federal securities laws.

Our ability to issue an unlimited number of our common shares under our articles of incorporation may result in dilution or make it more difficult to effect a change in control of the company, which could adversely affect the price of our common shares.

Unlike most corporations formed in the United States, our articles of incorporation chartered under the laws of the Province of Alberta, Canada permit the board of directors to issue an unlimited number of new common shares without shareholder approval, subject only to the rules of the Toronto Stock Exchange or any future exchange on which our stock trades. The issuance of a large number of shares could be effected by our directors to thwart a takeover attempt or offer for us by a third party, even if doing so would benefit our shareholders, which could result in the shares being valued less in the market. The issuance, or the threat of issuance, of large number of shares, at prices that are dilutive to the outstanding shares could also result in the shares being valued less in the market.

Issuance of the common shares upon exercise of warrants and conversion of convertible debentures, together with additional issuances of common shares to purchasers of our senior secured notes for no additional consideration, will dilute the ownership interest of existing shareholders and could adversely affect the market price of our common shares.

We are obligated to issue a substantial number of common shares upon exercise of outstanding common share purchase warrants and upon conversion of our convertible debentures. Additionally, in connection with the issuance of senior secured notes in June and September 2005, we also issued subscription receipts entitling the holders to receive on each of the six, twelve and eighteen-month anniversaries of each of the closings additional common shares equal in value to CDN$4.5 million and CDN$714,286, respectively, based upon then current market prices. These issuances will dilute the ownership interest of existing shareholders. Any sales in the public market of the common shares issuable upon such exercise of warrants, conversion, or issuance of additional common shares could adversely affect prevailing market prices of our common shares. In addition, the existence of these warrants and convertible debentures may encourage short selling by market participants.

If we are unable to meet the Securities and Exchange Commission’s requirements related to the assessment, attestation and effectiveness of our internal controls, we may suffer a loss of investor confidence and the price of our common shares may be adversely affected.

Under the Exchange Act, we will be required to include in our annual report a report on internal controls. This report must state management’s responsibility for establishing and maintaining an adequate internal control structure and procedures for financial reporting. The report must also contain an assessment as of the end of the year of the effectiveness of those internal controls. The Exchange Act also requires our registered public accounting firm to test and report on the assessment made by management. Assuming effectiveness of this prospectus during the year 2005, these new rules could become effective for us as early as for the year ending December 31, 2006, depending upon our market capitalization at June 30, 2006. In order to meet these requirements, we must document and test the effectiveness of our internal controls and then allow time for our registered public accounting firm to audit our internal control structure. The amount of work required by us to prepare, maintain and test our internal control structure could be extensive. In the event that management is unable to complete its assessment of the effectiveness of our internal controls over financial reporting or our auditors are unable to attest to management’s assessment or do their own assessment, or if these internal controls are not effective, we might experience an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our financial statements, which could negatively impact the market price of our common shares.

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

Some of the information included in this prospectus contains “forward-looking statements”. These statements can be identified by the use of forward-looking words, including “may”, “expect”, “anticipate”, “plan”, “project”, “believe”, “estimate”, “intend”, “will”, “should” or other similar words. Forward-looking statements may include statements that relate to, among other things:

•	Our financial position;

•	Business strategy and budgets;

•	Anticipated capital expenditures;

•	Drilling of wells;

•	Natural gas and oil reserves;

•	Timing and amount of future production of natural gas and oil;

•	Operating costs and other expenses;

•	Cash flow and anticipated liquidity;

•	Prospect development; and

•	Property acquisitions and sales.

Although we believe the expectations reflected in such forward-looking statements are reasonable, we cannot assure you that such expectations will occur. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from actual future results expressed or implied by the forward-looking statements. These factors include among others:

•	Low and/or declining prices for natural gas and oil;

•	Natural gas and oil price volatility;

•	The risks associated with exploration, including cost overruns and the drilling of non-economic wells or dry holes;

•	Ability to raise capital to fund capital expenditures;

•	The ability to find, acquire, market, develop and produce new natural gas and oil properties;

•	Uncertainties in the estimation of proved reserves and in the projection of future rates of production and timing of development expenditures;

•	Operating hazards attendant to the natural gas and oil business;

•	Downhole drilling and completion risks that are generally not recoverable from third parties or insurance;

•	Potential mechanical failure or under-performance of significant wells or pipeline mishaps;

•	Weather conditions;

•	Availability and cost of material and equipment;

•	Delays in anticipated start-up dates;

•	Actions or inactions of third-party operators of our properties;

•	Ability to find and retain skilled personnel;

•	Strength and financial resources of competitors;

•	Federal and state regulatory developments and approvals;

•	Environmental risks;

•	Worldwide economic conditions; and

•	Operational and financial risks associated with foreign exploration and production.

You should not unduly rely on these forward-looking statements in this prospectus, as they speak only as of the date of this prospectus. Except as required by law, we undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances occurring after the date of this prospectus or to reflect the occurrence of unanticipated events. See the information under the heading “Risk Factors” in this prospectus for some of the important factors that could affect our financial performance or could cause actual results to differ materially from estimates contained in forward-looking statements.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the common shares by the selling shareholders under this prospectus. All proceeds from the sale of those shares will be for the respective accounts of the selling shareholders.

SELLING SHAREHOLDERS

The selling shareholders may from time to time offer and sell pursuant to this prospectus all of the common shares covered by this prospectus.

This prospectus relates to the offer and sale, from time to time, of up to 2,499,419 common shares of Gastar Exploration Ltd. held by the selling shareholders listed below. The common shares being offered by the selling shareholders are outstanding securities received upon exercise of stock options under our stock option plan

This prospectus has not been filed in respect of, and will not qualify, any distribution of the common shares covered by this prospectus in any province in the territory of Canada.

The following table sets forth certain information concerning the number of common shares beneficially owned by each of the selling shareholders. The first numerical column sets forth the number of common shares beneficially owned by each of the selling shareholders prior to this offering, assuming the full exercise of all warrants and the conversion of all convertible debentures held by such shareholder. The second numerical column sets forth the number of common shares being offered each selling shareholder pursuant to this prospectus. The third numerical column sets forth the number of common shares to be owned by each of the selling shareholders upon completion of this offering, assuming the sale of all common shares offered by this prospectus and the percentage of the class outstanding represented by such number of common shares.

We prepared this table based on the information furnished to us by the selling shareholders named in the table below, and we have not sought to verify such information. This table only reflects information regarding selling shareholders who furnished such information to us. We expect that we will update this table as we receive more information from shareholders who have not yet furnished the requested information to us. Information regarding selling shareholders not named as of the date hereof and information regarding transferees of named selling shareholders will be set forth in supplements to this prospectus or, if required by applicable law, amendments to the related registration statement, in each case upon request and provision of all required information to us. Information regarding named selling shareholders may change from time to time after the date of this prospectus. Any changed information will be set forth in prospectus supplements or, if required by applicable law, amendments to the related registration statement if and when necessary. In addition, upon our being notified by a selling shareholder that a donee or pledgee intends to sell more than 500 shares, we will file a supplement to this prospectus specifically naming such donee. No offer or sale pursuant to this prospectus may be made by a shareholder unless that holder is named in the table below, in a supplement to this prospectus or, if required by applicable law, in an amendment to the related registration statement that has become effective.

Any or all of the common shares offered hereby may be offered for sale pursuant to this prospectus by the selling shareholders from time to time. Please see “Plan of Distribution”. Accordingly, no estimate can be given as to the amounts of common shares that will be held by the selling shareholders upon consummation of any such sales. We have assumed for purposes of the table below that all of the selling shareholders will sell all of the common shares offered hereby pursuant to this prospectus. In addition, the selling shareholders named below may have sold, transferred or otherwise disposed of, in transactions exempt from the registration requirements of the Securities Act, all or a portion of their warrants, convertible debentures and subscription receipts and the underlying common shares since the date on which the information regarding their beneficial ownership of common shares was provided to us.

The percentage of common shares beneficially owned upon completion of this offering is based on 163,592,086 common shares outstanding as of November 30, 2005. Except as otherwise noted, beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act. Accordingly, a person is deemed to be the beneficial owner of securities that can be acquired by that person within 60 days from November 30, 2005 upon the exercise of options, warrants or options or upon the conversion of the convertible securities. Each beneficial owner’s percentage is determined by assuming that options, warrants or conversion rights that are held by that person, but not those held by any other person, and which are exercisable within 60 days from November 30, 2005, have been exercised. Unless otherwise indicated and subject to community property laws where applicable, we believe that each selling shareholder, and the named individual who is registering common shares held in a revocable trust or individual retirement account, has sole voting and investment power over all common shares reported as beneficially owned by such selling shareholder.

All of the selling shareholders are officers or directors of Gastar. Each of which may be deemed an “affiliate” (as such term is defined in Rule 405 under the Securities Act) of Gastar. Information concerning material relationships between each of the selling shareholders is included in our other prospectus that is filed with the SEC and incorporated by reference herein.

Name of Beneficial Owner	Number of Common Shares Beneficially Owned	Number of Common Shares Offered Hereunder	Number of Outstanding Common Shares Owned After Completion of Offering	Percentage of Outstanding After Completion of Offering
Tony Ferguson (1)	12,422,827	1,000,000	11,422,827	6.9%
Richard Kapuscinski (2)	371,833	130,833	241,000	*
Frederick J. Lambert (3)	837,500	200,000	637,500	*
Thomas E. Robinson (4)	16,803,269	1,000,000	15,803,269	9.5%
Sara-Lane Sirey (5)	581,086	168,586	412,500	*

	31,016,515	2,499,419	28,517,096

*	Less than one percent.

(1)	Includes direct ownership of 6,960,000 common shares, 3,414,627 common shares beneficially owned through Geostar Corporation and stock options to purchase 2,048,200 common shares, all of which are vested or will vest within 60 days of November 30, 2005.
(2)	Includes direct ownership of 146,833 common shares and stock options to purchase 225,000 common shares, all of which are vested or will vest within 60 days of November 30, 2005.
(3)	Includes direct ownership of 400,000 common shares and stock options to purchase 437,500 common shares, all of which are vested or will vest within 60 days of November 30, 2005.
(4)	Includes direct ownership of 10,299,658 common shares, 4,455,411 common shares beneficially owned through Geostar Corporation and stock options to purchase 2,048,200 common shares, all of which are vested or will vest within 60 days of November 30, 2005.
(5)	Includes direct ownership of 168,586 common shares and stock options to purchase 412,500 common shares, all of which are vested or will vest within 60 days of November 30, 2005.

PLAN OF DISTRIBUTION

We are registering the reoffer or resale, from time to time, by the selling shareholders of certain of our outstanding common shares that have been issued upon exercise of stock options under our stock option plan. We will not receive any of the proceeds of the sale of the common shares offered by this prospectus. The common shares may be sold from time to time to purchasers:

•	Directly by the selling shareholders; or

•	Through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling shareholders or the purchasers of the common shares from the selling shareholders.

The selling shareholders and any underwriters, brokers, dealers or agents that participate in the distribution of the common shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any discounts, concessions, commissions or fees received by them and any profit on the resale of the common shares sold by them may be deemed to be underwriting discounts and commissions.

If the common shares are sold through underwriters or broker-dealers, the selling shareholders will be responsible for any underwriting discounts or commissions or agent’s commissions.

The common shares may be sold in one or more transactions at:

•	Fixed prices;

•	Prevailing market prices at the time of sale;

•	Prices related to prevailing market prices;

•	Varying prices determined at the time of sale; or

•	Negotiated prices.

These sales may be affected in transactions:

•	On any national securities exchange or quotation service on which the common shares may be listed or quoted at the time of the sale, including The Toronto Stock Exchange and the American Stock Exchange;

•	In the over-the-counter market;

•	In transactions otherwise than on such exchanges or services or in the over-the-counter market;

•	Through the writing and exercise of options, whether these options are listed on any options exchange or otherwise;

•	Through the settlement of short sales; or

•	Through any combination of the foregoing.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade. In connection with sales of the common shares, the selling shareholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the common shares in the course of hedging their positions. The selling shareholders may also sell the common shares short and deliver common shares to close out short positions; provided that, the short sales are made after the registration statement is declared effective, or loan or pledge common shares to broker-dealers that in turn may sell the common shares.

The selling shareholders may pledge or grant a security interest in some or all of the common shares owned by them, and if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the common shares from time to time pursuant to the prospectus. The selling shareholders also may transfer or donate the common shares in other circumstances, in which case the transferees, donees or other successors in interest will be the selling beneficial owners for purposes of the prospectus.

To our knowledge, there are currently no plans, arrangements or understandings between any selling shareholders and any underwriter, broker-dealer or agent regarding the sale of the common shares by the selling shareholders. Selling shareholders may choose not to sell any or all of the common shares offered by them pursuant to this prospectus. In addition, we cannot assure you that any such selling shareholder will not transfer, devise or gift the common shares offered hereby by other means not described in this prospectus. Any common shares that qualify for sale pursuant to Rule 144 or Rule 144A under the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. There can be no assurance that any selling shareholder will sell any or all of the common shares registered pursuant to this registration statement of which this prospectus forms a part.

Our common shares are listed for trading on The Toronto Stock Exchange under the symbol “YGA” and are approved for listing, and are expected to commence trading, on the American Stock Exchange under the symbol “GST”.

The selling shareholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations promulgated thereunder, including Regulation M, which may limit the timing of purchases and sales of any of common shares by the selling shareholders and any other participating person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the common shares to engage in market-making activities with respect to the common shares. This may affect the marketability of the common shares and the ability of any person or entity to engage in market-making activities with respect to common shares.

We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the common shares covered by this prospectus to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

To comply with the securities laws of some jurisdictions, if applicable, the holders of common shares may offer and sell the common shares in such jurisdictions only through registered or licensed brokers or dealers. In addition, under certain circumstances, in some jurisdictions shares of the common shares may not be offered or sold unless they have been registered or qualified for sale in the applicable jurisdiction or an exemption from registration or qualification requirements is available and is complied with.

If required, at the time of a particular offering of common shares by a selling shareholder, a supplement to this prospectus will be circulated setting forth the name or names of any underwriters, broker-dealers or agents, any discounts, commissions or other terms constituting compensation for underwriters and any discounts, commissions or concessions allowed or reallowed or paid to agents or broker-dealers. We have no obligation to any selling shareholder to arrange an underwriting, or assist in providing for any proposed sale, of any of the common shares offered hereby.

We may under certain circumstances suspend the use of this prospectus, upon notice to the selling shareholders, to update the registration statement of which this prospectus forms a part with periodic information or material non-public information as required by the Securities Act.

Once sold under the registration statement of which this prospectus forms a part, the common shares will be freely tradeable in the hands of persons other than our affiliates.

LEGAL MATTERS

The validity of the common shares offered by this prospectus will be passed upon for us by Sara-Lane Sirey Professional Corporation, Calgary, Alberta, Canada.

EXPERTS

Our consolidated financial statements as of and for each of the three years in the period ended December 31, 2004 included in our prospectus which has been incorporated by reference herein have been audited by BDO Dunwoody LLP, chartered accountants, as stated in their report appearing herein and elsewhere in this registration statement, and have been so included in reliance upon the report of such firm given upon their authority as experts in auditing and accounting.

Information included in our prospectus prospectus which has been incorporated by reference herein regarding our estimated quantities of natural gas and oil reserves were prepared by us. Our proved reserve estimates as of December 31, 2004, 2003 and 2002 included in this prospectus were prepared by Netherland, Sewell & Associates, Inc., independent petroleum engineers.

WHERE YOU CAN FIND MORE INFORMATION AND INCORPORATION BY REFERENCE

We have filed with the SEC a registration statement on Form S-8 regarding the common shares. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common shares offered by this prospectus, you may desire to review the full registration statement, including its exhibits, and the information that has been deemed incorporated by reference into this prospectus from documents that we have filed, or will file, with the SEC, as described below. The registration statement, including the exhibits, and the documents listed below that include information deemed incorporated by reference into this prospectus, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E, Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at 100 F Street, N.E, Room 1580, Washington, D.C. 20549, at prescribed rates or from the SEC’s web site on the Internet at http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms.

We file annual, quarterly and special reports, proxy statements and other information with the SEC under the Exchange Act. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC’s website as provided above. Our website on the Internet is located at http://www.gastar.com and we expect to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

We intend to furnish or make available to our shareholders annual reports containing our audited financial statements prepared in accordance with U.S. GAAP. We also intend to furnish or make available to our shareholders quarterly reports containing our unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each fiscal year.

We incorporate information into this prospectus by reference, which means that we disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus. This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC:

•	Our prospectus filed with the Commission pursuant to Rule 424(b)(3) of the Securities Act on January 4, 2005;

•	The description of our common shares contained under the caption “Description of Capital Stock” in the prospectus filed as part of our Registration Statement on Form S-1 (Registration No.333-127498) initially filed under the Securities Act on August 12, 2005, as amended, and any amendment or report filed for the purpose of updating such description; and

•	The description of our common shares contained in our Registration Statement on Form 8-A filed on December 23, 2005.

The information in this prospectus will update and supersede the information contained in the above listed documents. Any documents that we file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and until the date this offering is completed shall also be deemed to be incorporated into this prospectus by reference, and shall update or supersede the information contained in this prospectus.

You may request a copy of these filings at no cost, by writing or calling us at the following address or telephone number: Gastar Exploration Ltd., Attention: Michael A. Gerlich, Three Allen Center, 333 Clay Street, Suite 4620, Houston, Texas 77002; telephone (713) 652-0582. Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this prospectus.

INFORMATION CONCERNING INDEMNIFICATION OF OFFICERS AND DIRECTORS

The Business Corporations Act (Alberta) and our bylaws provide that we will indemnify each of our directors and officers and any person who acts or acted at our request as a director or officer of a body corporate of which we are or were a shareholder or creditor, and the heirs and legal representatives of each of them, against all costs, charges and expenses reasonably incurred by such director, officer or person, and their respective heirs or legal representatives, in respect of any action or proceeding to which any of them is made a party by reason of such director, officer or person being or having served in that position, if: (1) the director, officer or person acted honestly and in good faith with a view to the best interests of us; and (2) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the director, officer or person had reasonable grounds for believing that his conduct was lawful. As used above, “costs, charges and expenses” includes but is not limited to the fees, charges and disbursements or legal counsel on an as-between-a solicitor-and-the-solicitor’s-own-client basis and an amount paid to settle an action or satisfy a judgment.

In April 2003, we entered into Indemnity Agreements with each of our directors and executive officers. Pursuant to these Indemnity Agreements, which are governed by the laws of Alberta, Canada, we will, subject to the Business Corporations Act (Alberta), indemnify and hold harmless the director or officer:

•	From and against any and all claims that may be made against such director or officer by any person or other entity (including governmental entities) arising out of or in any way in connection with such individual having been a director and/or officer of us or another entity;

•	From and against any and all liability (except where such liability relates to a failure of the director or officer to act honestly and in good faith with a view to the best interests of us), losses, damages, costs, charges, expenses, fines and penalties, including an amount paid to settle an action or satisfy a judgment, and the fees, charges and disbursements of legal counsel, which the director or officer may reasonably sustain, incur or be liable for in consequence of acting as an officer and/or director of us or another entity; and

•	Without limiting the generality of the foregoing, from and against all liabilities and penalties at any time imposed upon the director or officer or any claims at any time made against the director or officer by virtue of the Business Corporations Act (Alberta), the Workers’ Compensation Act (Alberta), the Bankruptcy Act (Canada), the Income Tax Act (Canada) and the Alberta Corporate Income Tax Act, or any re-enactment or amendment of any such statues and which in any way involve the affairs of business of us or another entity.

The above indemnities will continue in effect after the director or officer resigns his position or his position is terminated for any reason.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the indemnification arrangements described above, the SEC is of the opinion that this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

2,499,419 Shares

Gastar Exploration Ltd.

Common Shares

Prospectus

January 5, 2006

Until January 31, 2006 (25 days after the commencement of this offering), all dealers that effect transactions in our common shares, whether or not participating in this offering, may be required to deliver a prospectus.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

The following documents that we filed with the Securities and Exchange Commission (the “Commission”) pursuant to Section 12, 13(a), or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) are incorporated by reference and made a part of this registration statement:

•	Our prospectus filed with the Commission pursuant to Rule 424(b)(3) of the Securities Act on January 4, 2005;

•	The description of our common shares contained under the caption “Description of Capital Stock” in the prospectus filed as part of our Registration Statement on Form S-1 (Registration No. 333-127498) initially filed under the Securities Act on August 12, 2005, as amended, and any amendment or report filed for the purpose of updating such description; and

•	The description of our common shares contained in our Registration Statement on Form 8-A filed on December 23, 2005.

All documents we file pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 2.02 or Item 7.01 on any current report on Form 8-K) subsequent to the effective date of this registration statement, and prior to the filing of a post-effective amendment to this registration statement indicating that all securities offered hereby have been sold or deregistering all securities then remaining unsold, will be deemed to be incorporated by reference herein and to be a part of this registration statement from the date of filing of those documents. Any statement contained in this registration statement or in any document incorporated or deemed to be incorporated by reference in this registration statement shall be deemed to be modified or superseded for purposes of this registration statement to the extent that a statement contained in any other subsequently filed document that also is or is deemed to be incorporated by reference in this registration statement modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed to constitute a part of this registration statement, except as so modified or superseded.

Item 4. Description of Securities.

Not applicable.

Item 5. Interests of Named Experts and Counsel.

Not applicable.

Item 6. Indemnification of Directors and Officers.

The Business Corporations Act (Alberta) and our bylaws provide that we will indemnify each of our directors and officers and any person who acts or acted at our request as a director or officer of a body corporate of which we are or were a shareholder or creditor, and the heirs and legal representatives of each of them, against all costs, charges and expenses reasonably incurred by such director, officer or person, and their respective heirs or legal representatives, in respect of any action or proceeding to which any of them is made a party by reason of such director, officer or person being or having served in that position, if: (1) the director, officer or person acted honestly and in good faith with a view to the best interests of us; and (2) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the director, officer or person had reasonable grounds for believing that his conduct was lawful. As used above, “costs, charges and expenses” includes but is not limited to the fees, charges and disbursements or legal counsel on an as-between-a solicitor-and-the-solicitor’s-own-client basis and an amount paid to settle an action or satisfy a judgment.

In April 2003, we entered into Indemnity Agreements with each of our directors and executive officers. Pursuant to these Indemnity Agreements, which are governed by the laws of Alberta, Canada, we will, subject to the Business Corporations Act (Alberta), indemnify and hold harmless the director or officer:

•	From and against any and all claims that may be made against such director or officer by any person or other entity (including governmental entities) arising out of or in any way in connection with such individual having been a director and/or officer of us or another entity;

•	From and against any and all liability (except where such liability relates to a failure of the director or officer to act honestly and in good faith with a view to the best interests of us), losses, damages, costs, charges, expenses, fines and penalties, including an amount paid to settle an action or satisfy a judgment, and the fees, charges and disbursements of legal counsel, which the director or officer may reasonably sustain, incur or be liable for in consequence of acting as an officer and/or director of us or another entity; and

•	Without limiting the generality of the foregoing, from and against all liabilities and penalties at any time imposed upon the director or officer or any claims at any time made against the director or officer by virtue of the Business Corporations Act (Alberta), the Workers’ Compensation Act (Alberta), the Bankruptcy Act (Canada), the Income Tax Act (Canada) and the Alberta Corporate Income Tax Act, or any re-enactment or amendment of any such statues and which in any way involve the affairs of business of us or another entity.

The above indemnities will continue in effect after the director or officer resigns his position or his position is terminated for any reason.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the indemnification arrangements described above, the SEC is of the opinion that this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Exemption from Registration Claimed.

Not applicable.

Item 8. Exhibits.

Exhibit Number	Description
4.1	Form of Stock Option Agreement.

5.1	Opinion of Sara-Lane Sirey Professional Corporation, Calgary, Alberta, Canada. as to the legality of the shares being registered.

23.1	Consent of BDO Dunwoody LLP.

23.2	Consent of Netherland, Sewell and Associates Inc.

23.3	Consent of Sara-Lane Sirey Professional Corporation, Calgary, Alberta, Canada (Included in Exhibit 5.1).

24.1	Power of Attorney (set forth on the signature page contained in Part II of this Registration Statement).

Item 9. Undertakings.

The undersigned registrant hereby undertakes:

(a) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that paragraphs (a)(i) and (a)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this registration statement;

(b) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d) that, for the purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(e) insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, Gastar Exploration Ltd. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas on January 5, 2006.

GASTAR EXPLORATION LTD. (Registrant)

By:	/s/ J. Russell Porter
J. Russell Porter Chief Executive Officer and President

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned officers and directors of GASTAR EXPLORATION LTD. (the “Company”) hereby constitutes and appoints J. Russell Porter and Michael A. Gerlich, or either of them (with full power to each of them to act alone), his true and lawful attorney-in-fact and agent, with full power of substitution, for him and on his behalf and in his name, place and stead, in any and all capacities, to sign, execute and file this Registration Statement under the Securities Act of 1933, as amended, and any or all amendments (including, without limitation, post-effective amendments), with all exhibits and any and all documents required to be filed with respect thereto, with the Securities and Exchange Commission or any regulatory authority, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises in order to effectuate the same, as fully to all intents and purposes as he himself might or could do, if personally present, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities indicated below on January 5, 2006.

Signature	Title	Date

/s/ J. Russell Porter J. Russell Porter	Chief Executive Officer, President, Chief Operating Officer and Director (Principal Executive Officer)	January 5, 2006

/s/ Michael A. Gerlich Michael A. Gerlich	Vice President and Chief Financial Officer and Director (Principal Financial and Accounting Officer)	January 5, 2006

/s/ Thomas E. Robinson Thomas E. Robinson	Chairman of the Board of Directors	January 5, 2006

/s/ Richard Kapuscinski Richard Kapuscinski	Director	January 5, 2006

/s/ Matthew J. P. Heysel Matthew J. P. Heysel	Director	January 5, 2006

/s/ Thomas Crow Thomas Crow	Director	January 5, 2006

/s/ Abby Badwi Abby Badwi	Director	January 5, 2006

EXHIBIT INDEX

Exhibit Number	Description
4.1	Form of Stock Option Agreement.

5.1	Opinion of Sara-Lane Sirey Professional Corporation, Calgary, Alberta, Canada. as to the legality of the shares being registered.

23.1	Consent of BDO Dunwoody LLP.

23.2	Consent of Netherland, Sewell and Associates Inc.

23.3	Consent of Sara-Lane Sirey Professional Corporation, Calgary, Alberta, Canada (Included in Exhibit 5.1).

24.1	Power of Attorney (set forth on the signature page contained in Part II of this Registration Statement).